FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

Consolidated synthetic map of the remote voting procedure for the Extraordinary General Shareholders’ Meeting to be held on January 11, 2024

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §3° of Article 48 of CVM Resolution No. 81, of March 29, 2022, as amended, announces to its shareholders and the market in general the synthetic map of distance voting containing (i) the voting instructions provided in the synthetic map sent by the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), containing the voting instructions sent by shareholders to the custody agent, central securities depository and Itaú, according to the information disclosed on January 09, 2024, with (ii) the voting instructions sent directly to the Company (“Consolidated Synthetic Map”). The information contained in the Consolidated Synthetic Map is attached hereto.

São Paulo, January 10, 2024.

Rafael Russowsky

Vice President of Finance and Investor Relations Officer

SCHEDULE

Consolidated Synthetic Map

Extraordinary General Shareholders’ Meeting (“ESM”) – 01/11/2024 at 11.00 am

Resolution 1

Increase of the limit of the Company’s authorized capital, with the consequent change in the wording of Article 5 of the Company’s Bylaws.

Resolution Vote	No. of shares
Approve	34.345.155
Reject	6.256.243
Abstain	0

Resolution 2

Appointment of 9 (nine) members for the new term of office of the Board of Directors, whose election will be subject to the settlement of a potential public offering of primary distribution of shares issued by the Company (“Potential Offer”).

Resolution Vote	No. of shares
Approve	40.601.398
Reject	0
Abstain	0

Resolution 3

Election of the board of directors by single group of candidates: Renan Bergmann; Christophe José Hidalgo; Philippe Alarcon; Marcelo Ribeiro Pimentel; Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; José Luis Gutierrez; Márcia Nogueira de Mello; e Rachel de Oliveira Maia.

Resolution Vote	No. of shares
Approve	18.265.136
Reject	22.336.262
Abstain	0

Resolution 4

If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

Resolution Vote	No. of shares
Approve	468.867
Reject	40.132.531

Resolution 5

In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

Resolution Vote	No. of shares
Yes	9.361.839
No	0
Abstain	31.239.559

Resolution 6

View of all the candidates that compose the slate to indicate the cumulative voting distribution.

Resolution Vote	No. of shares
Renan Bergmann	1.322.101
Christophe José Hidalgo	52.091
Philippe Alarcon	1.322.101
Marcelo Ribeiro Pimentel	52.091
Eleazar de Carvalho Filho	1.321.446
Luiz Augusto de Castro Neves	1.322.101
José Luis Gutierrez	1.322.101
Márcia Nogueira de Mello	1.322.101
Rachel de Oliveira Maia	1.322.101

Resolution 7

Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404/1976?

Resolution Vote	No. of shares
Approve	468.867
Reject	9.019.897
Abstain	31.112.634

Resolution 8

Do you wish to request the adoption of a separate vote for the election of the board of directors?

Resolution Vote	No. of shares
Approve	902.791
Reject	245.687
Abstain	39.452.920

Resolution 9

Amendment of paragraph 1 of Article 2 of the Company’s Bylaws, in order to include activities carried out by the Company within the scope of its corporate purpose.

Resolution Vote	No. of shares
Approve	34.881.813
Reject	0
Abstain	5.719.585

Resolution 10

Change in the number of Co-Vice-Presidents and the competence to appoint the Chairman and Vice-Chairman of the Board of Directors, with the consequent exclusion of item iii of Article 8 of the Bylaws and change in the wording of Articles 8, 13 and 15 and paragraph 1 of Article 14 of the Bylaws.

Resolution Vote	No. of shares
Approve	34.881.813
Reject	0
Abstain	5.719.585

Resolution 11

Consolidation of the Companys Bylaws to reflect the changes proposed above.

Resolution Vote	No. of shares
Approve	34.881.813
Reject	0
Abstain	5.719.585

Resolution 12

If it is necessary to hold a second call for the Meeting, can the voting instructions contained in this Bulletin also be considered in the event of holding the Meeting on a second call?

Resolution Vote	No. of shares
Approve	25.751.018
Reject	9.130.795
Abstain	5.719.585

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 10, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.